P E A R  T R E E   F U N D S

December 2, 2015

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:           Pear Tree Funds (File No. 811-03790 and 333-102055)
 Pear Tree Polaris Small Cap Fund
 Pear Tree Quality Fund
 Pear Tree PanAgora Dynamic Emerging Markets Fund
     Pear Tree PanAgora Risk Parity Emerging Markets Fund
 Pear Tree Polaris Foreign Value Fund
 Pear Tree Polaris Foreign Value Small Cap Fund

Dear Sir or Madam:

On behalf  Pear Tree Funds (the “Trust”), transmitted herewith for filing, pursuant to Rule 30b2-1(a)  under the Investment Company Act of 1940, as amended, is Form N-CSR for the period ending September 30, 2015.

Thank you for your assistance.  Should you have any questions, please feel free to call me at 781-676-5967.

Sincerely,

/s/Lori Wessels
Lori Wessels
Clerk

55 Old Bedford Road, Lincoln, MA 01773  ■  800-331-1244  ■  fax 781-259-1166  ■  www.peartreefunds.com
Distributed by U.S. Boston Capital Corporation, Member FINRA/SIPC